DAVISON ARTS MANAGEMENT, INC.

82 Mountain Road,

Wilbraham, MA 01095

April 13, 2007

Re:

Davison Arts Management, Inc.

Initial Registration Statement on Form SB-2

Filed with the Securities and Exchange Commission on June 23, 2004

(Registration No. 333-116791)

Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933. Davison Arts Management, Inc. (the Company) hereby applies to withdraw its registration statement as amended to date on Form SB-2, File No.: 333-116791, which was initially filed on June 23, 2004 (the “Registration Statement”).

The reasons for the withdrawal of the Registration Statement are as follows: Management of the Company has determined that it is not in the Company’s best interest to go forward with its Registration Statement which registration process has been virtually dormant since August 2004.

Furthermore, no securities have been sold regarding the Form SB-2 Registration Statement offering. The Registration Statement has not been declared effective by the Commission.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any comments, please contact our Company counsel, Gary B. Wolff at 212-644-6446.

Very truly yours,

DAVISON ARTS MANAGEMENT, INC.

By: /s/  Elizabeth A. Davison

Elizabeth A. Davison

President